SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,654.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,654.441*
11	Aggregate amount beneficially owned by each reporting person 9,654.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 684.3752 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,388,202.3752 Shares, comprised of (i) 684.3752 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares of beneficial interest outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

This Amendment No. 13 to the Schedule 13D (this “Amendment No. 13”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013 and Amendment No. 12 thereto, filed with the SEC on August 8, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 13, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 13 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 13 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership, and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

This Amendment No. 13 is being filed to amend Item 2, Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 2	Identity and Background

Item 2 of the Schedule 13D is amended and restated to read as follows:

(a) This Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This Schedule 13D reports Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is also controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

(ii) Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company (“Related Recovery GP-A”), Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership (“Related Recovery GP”), Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”), and RRERF Acquisition, LLC, a Delaware limited liability company (“RRERF” and, together with Related Management, Related Recovery GP-A, Related Recovery GP, and Related Recovery Fund the “Related Persons”). This Schedule 13D reports Shares held for the account of RRERF. Related Recovery Fund owns a majority of the membership interests in, and is the controlling member of, RRERF. Related Recovery Fund is a private investment fund for which Related Management acts as investment adviser. Related Management holds all membership interests of Related Recovery GP-A, which, in turn, is the general partner of Related Recovery GP. Related Recovery GP is the general partner of Related Recovery Fund.

(iii) This Schedule 13D reports Shares held for the account of David R. Johnson, a U.S. citizen. Mr. Johnson is engaged in the business of commercial and residential real estate sales and leasing. Mr. Johnson’s principal business address is 206 Island View Lane, Seneca, South Carolina 29672.

A joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

(b) The Related Companies, L.P., a New York limited partnership (“Related Companies”), is the managing member of Related Management. Related Companies develops, manages and finances real estate developments. Related Companies’ general partner is The Related Realty Group, Inc., a Delaware corporation (“Realty Group”) owned by Stephen M. Ross (“Ross”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Related Persons, Related Companies and Realty Group is attached as Exhibit 2 to the Schedule 13D. The principal business address of each of the Related Persons, Related Companies and Realty Group is 60 Columbus Circle, New York, NY 10023. Each of Related Companies, Realty Group, Ross and the other individuals listed in Exhibit 2 disclaim beneficial ownership of all Shares held by RRERF or any other Reporting Person.

(c) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the Related Companies, Realty Group or the individuals listed on Exhibit 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d) Information in this Schedule 13D concerning each Corvex Person has been provided by each such Corvex Person and none of the other Reporting Persons assumes responsibility for such information. Information contained in this Schedule 13D concerning each Related Person has been provided by each such Related Person and none of the other Reporting Persons assumes responsibility for such information. Information contained in this Schedule 13D concerning Mr. Johnson has been provided by Mr. Johnson and none of the other Reporting Persons assumes responsibility for such information.

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On November 18, 2013, following an evidentiary hearing, the arbitration panel issued an interim award. The arbitration panel’s interim award is attached as Exhibit 28 and incorporated by reference in this Item 4 in its entirety. In addition, on November 18, 2013, Corvex and Related issued a press release commenting on the arbitration panel’s interim award. The press release is attached as Exhibit 29 and incorporated by reference in this Item 4 in its entirety.

Item 5 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Issuer’s outstanding Shares), which includes: (i) 5,675,250 Shares held on behalf of the Corvex Funds (the “Corvex Shares”), (ii) 5,675,250 Shares held on behalf of RRERF (the “Related Shares”) and (iii) 9,654.441 Shares held by the Individual Shareholder (the “Additional Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, (A) by virtue of the Agreement, the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares and (B) by virtue of the Support Agreement, the Corvex Persons may be deemed to share with the Related Persons and the Individual Shareholder voting power and dispositive power with respect to the Additional Shares owned by the Individual Shareholder. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Issuer’s outstanding Shares), which includes: (i) the Related Shares, (ii) the Corvex Shares and (iii) the Additional Shares. By virtue of their relationship, as previously described in Item 2, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition, (A) by virtue of the Agreement, the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares and (B) by virtue of the Support Agreements, the Related Persons may be deemed to share with the Corvex Persons and the Individual Shareholder voting power and dispositive power with respect to the Additional Shares owned by the Individual Shareholder. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.

Mr. Johnson beneficially owns 9,654.441 Shares (representing less than 1% of the Issuer’s outstanding Shares) which number includes 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares, calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 5 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of Related Recovery Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests and Related Recovery Fund’s membership interest in RRERF. Related Real Estate Recovery Fund Master AIV, L.P., (“Master AIV”) owns the membership interests in RRERF that are not owned by Related Recovery Fund. Master AIV has the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares in accordance with its membership interest in RRERF.

(e)	Not applicable.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 28	Arbitration Panel’s interim award dated November 18, 2013

Exhibit 29	Press Release dated November 18, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 19, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: November 19, 2013	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 19, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 19, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 19, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 19, 2013	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 19, 2013	DAVID R. JOHNSON

	By:	/s/ David R. Johnson